UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 10)1

Nano Dimension Ltd.

(Name of Issuer)

Ordinary Shares par value NIS 5.00 per share

(Title of Class of Securities)

63008G203

(CUSIP Number)

MURCHINSON LTD.

145 Adelaide Street West, Fourth Floor

Toronto, Ontario Canada A6 M5H 4E5

(416) 845-0666

ANDREW FREEDMAN, ESQ.

MEAGAN REDA, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 25, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

Murchinson Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,775,000*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,775,000*#
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,775,000*
	10	SHARED DISPOSITIVE POWER

7,775,000*#
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,550,000*#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%
14	TYPE OF REPORTING PERSON

CO

* Represents American Depositary Shares (“ADSs”) (each ADS represents one Ordinary Share).

# Includes 3,000,000 Ordinary Shares.

2

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

Nomis Bay Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,665,000*#
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,665,000*#
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,665,000*#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%
14	TYPE OF REPORTING PERSON

CO

* Represents American Depositary Shares (“ADSs”) (each ADS represents one Ordinary Share).

# Includes 3,000,000 Ordinary Shares.

3

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

BPY Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,110,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,110,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,110,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%
14	TYPE OF REPORTING PERSON

CO

* Represents American Depositary Shares (“ADSs”) (each ADS represents one Ordinary Share).

4

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

EOM Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,775,000*#
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,775,000*#
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,775,000*#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14	TYPE OF REPORTING PERSON

CO

* Represents American Depositary Shares (“ADSs”) (each ADS represents one Ordinary Share).

# Includes 3,000,000 Ordinary Shares.

5

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

James Keyes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,775,000*#
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,775,000*#
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,775,000*#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14	TYPE OF REPORTING PERSON

IN

* Represents American Depositary Shares (“ADSs”) (each ADS represents one Ordinary Share).

# Includes 3,000,000 Ordinary Shares.

6

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

Jason Jagessar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Trinidad and Tobago
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,775,000*#
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,775,000*#
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,775,000*#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14	TYPE OF REPORTING PERSON

IN

* Represents American Depositary Shares (“ADSs”) (each ADS represents one Ordinary Share).

# Includes 3,000,000 Ordinary Shares.

7

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

Chaja Carlebach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,775,000*#
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,775,000*#
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,775,000*#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14	TYPE OF REPORTING PERSON

IN

* Represents American Depositary Shares (“ADSs”) (each ADS represents one Ordinary Share).

# Includes 3,000,000 Ordinary Shares.

8

CUSIP No. 63008G203

1	NAME OF REPORTING PERSON

Marc J. Bistricer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,775,000*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,775,000*#
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,775,000*
	10	SHARED DISPOSITIVE POWER

7,775,000*#
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,550,000*#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%
14	TYPE OF REPORTING PERSON

IN

* Represents American Depositary Shares (“ADSs”) (each ADS represents one Ordinary Share).

# Includes 3,000,000 Ordinary Shares.

9

CUSIP No. 63008G203

The following constitutes Amendment No. 10 to the Schedule 13D filed by the undersigned (the “Amendment No. 10”). This Amendment No. 10 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Nomis Bay Ltd, an exempted company incorporated under the laws of Bermuda (“Nomis Bay”), with respect to the Shares directly and beneficially owned by it;
(ii)	BPY Limited, an exempted company incorporated under the laws of Bermuda (“BPY”), with respect to the Shares directly and beneficially owned by it;
(iii)	EOM Management Ltd., an exempted company incorporated under the laws of Bermuda (“EOM”), as the investment manager of Nomis Bay and BPY;
(iv)	Murchinson Ltd., a corporation organized under the laws of Ontario, Canada (“Murchinson”), as a sub-investment advisor to each of Nomis Bay and BPY and an investment advisor to manage positions on behalf of certain funds (the “Managed Positions”);
(v)	James Keyes, as a director of Nomis Bay and BPY;
(vi)	Jason Jagessar, as a director of Nomis Bay and BPY;
(vii)	Chaja Carlebach, as the director of EOM; and
(viii)	Marc J. Bistricer, as the Chief Executive Officer and Chief Investment Officer of Murchinson.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Nomis Bay and BPY is Wessex House, 3rd Floor, 45 Reid Street, Hamilton, Bermuda HM 12. The address of the principal office of each of EOM and Ms. Carlebach is St. Andrews Place, 5th Floor, 51 Church St., Hamilton, Bermuda HM12. The address of the principal office of Mr. Keyes is 101 Front Street, Hamilton, Bermuda HM12. The address of the principal office of Mr. Jagessar is Sea Meadow House, P.O. Box 116, Road Town Tortola, British Virgin Islands. The address of the principal office of each of Murchinson and Mr. Bistricer is 145 Adelaide Street West, Fourth Floor, Toronto, Ontario Canada M5H 4E5. The officers and directors of Murchinson, Nomis Bay, BPY and EOM and their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D and are incorporated by reference in this Item 2.

10

CUSIP No. 63008G203

(c)       The principal business of each of Nomis Bay and BPY is serving as a private investment vehicle. The principal business of EOM is serving as the investment manager to Nomis Bay and BPY. The principal business of Murchinson is serving as an investment advisor and/or sub-investment advisor to certain investment vehicles including the Managed Positions. Messrs. Keyes and Jagessar are each a director of Nomis Bay and BPY. Ms. Carlebach is a director of EOM. Mr. Bistricer is the Chief Executive Officer and Chief Investment Officer of Murchinson.

(d)       No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, annexed thereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       Other than as disclosed below, no Reporting Person, nor any person listed on Schedule A to the Schedule 13D, annexed thereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. On August 17, 2021, Murchinson, Mr. Bistricer and an affiliate thereof (collectively, the “Respondents”) entered into a settlement with the Securities and Exchange Commission (the “SEC”) pursuant to which an order was issued finding that the Respondents erroneously categorized certain client sale orders between 2016 and 2017 as “long” sale orders, causing certain executing brokers to fail to borrow or locate shares prior to executing certain trades, in violation of Rules 200(g) and 203(b)(1) of Regulation SHO and Section 15(a)(1) of the Securities Exchange Act of 1934, as amended. Without admitting or denying the aforementioned allegation, the Respondents consented to the cease-and-desist order prohibiting them from making such violations in the future and paid certain civil penalties, disgorgement and prejudgment interest in connection therewith.

(f)       Mr. Keyes is a citizen of the United Kingdom. Mr. Jagessar is a citizen of the Republic of Trinidad and Tobago. Ms. Carlebach is a citizen of Switzerland. The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Nomis Bay were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 4,665,000 Shares beneficially owned by Nomis Bay is approximately $13,679,603, including brokerage commissions. In addition, in connection with the ADS Conversion (defined and described in Item 4 of Amendment No. 6 to the Schedule 13D), Nomis Bay paid $150,017.50 in fees to the Bank of New York Mellon, as depositary.

The Shares purchased by BPY were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 3,110,000 Shares beneficially owned by BPY is approximately $9,119,060, including brokerage commissions.

The Shares held in the Managed Positions were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 7,775,000 Shares held in the Managed Positions is approximately $22,798,519, including brokerage commissions.

11

CUSIP No. 63008G203

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On October 25, 2023, Murchinson and certain funds it advises and/or sub-advises, including the holders of the Managed Positions, Nomis Bay and BPY (collectively, the “Proposing Shareholders”), delivered a letter to the Issuer pursuant to Section 66(b) of the Israeli Companies Law, 1999 (the “EGM Demand”), demanding that the Issuer add to the agenda of the Extraordinary General Meeting of Shareholders scheduled to be held on December 13, 2023 (the “Meeting”) various resolutions proposed by the Proposing Shareholders (the “Murchinson Proposed Resolutions”), including resolutions to (i) remove Mr. Yoav Stern and Mr. Oded Gera from the Issuer’s Board of Directors (the “Board”), (ii) appoint two highly-qualified director nominees, Ms. Timor Arbel-Sadras, and Mr. Ofir Baharav (the “Murchinson Director Nominees”), to the Board, and (iii) amend certain provisions of the Issuer’s Articles of Association, including the addition of a new Article relating to certain major transactions involving the Issuer requiring shareholder approval. The Murchinson Proposed Resolutions, which were included as Exhibit B to the EGM Demand, are attached hereto as Exhibit 99.1 and are incorporated herein by reference.

Item 5.	Interest in the Securities of the Issuer.

Items 5 (a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 235,106,980 Shares outstanding, as of October 18, 2023, which is (i) 11,755,349 Shares, representing 5% of the outstanding Shares as of October 18, 2023, as reported in Exhibit 99.3 to the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on October 18, 2023, multiplied by (ii) twenty.

A.	Nomis Bay
(a)	As of the close of business on October 27, 2023, Nomis Bay beneficially owned 4,665,000 Shares.

Percentage: Approximately 2.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,665,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,665,000

(c)	The transactions in the Shares by Nomis Bay during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	BPY
(a)	As of the close of business on October 27, 2023, BPY beneficially owned 3,110,000 Shares.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,110,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,110,000

12

CUSIP No. 63008G203

(c)	The transactions in the Shares by BPY during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	EOM
(a)	EOM, as the investment advisor to each of Nomis Bay and BPY, may be deemed the beneficial owner of the (i) 4,665,000 Shares owned by Nomis Bay and (ii) 3,110,000 Shares owned by BPY.

Percentage: Approximately 3.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,775,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,775,000

(c)	EOM has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Nomis Bay and BPY during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Murchinson
(a)	Murchinson, as the sub-investment advisor to each of Nomis Bay and BPY and the investment advisor to the Managed Positions, may be deemed the beneficial owner of the (i) 4,665,000 Shares owned by Nomis Bay, (ii) 3,110,000 Shares owned by BPY and (iii) 7,775,000 Shares held through the Managed Positions.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 7,775,000
2. Shared power to vote or direct vote: 7,775,000
3. Sole power to dispose or direct the disposition: 7,775,000
4. Shared power to dispose or direct the disposition: 7,775,000

(c)	Murchinson has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Nomis Bay and BPY and through the Managed Positions during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	Mr. Keyes
(a)	Mr. Keyes, as a director of each of Nomis Bay and BPY, may be deemed the beneficial owner of the (i) 4,665,000 Shares owned by Nomis Bay and (ii) 3,110,000 Shares owned by BPY.

Percentage: Approximately 3.3%

13

CUSIP No. 63008G203

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,775,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,775,000

(c)	Mr. Keyes has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Nomis Bay and BPY during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
F.	Mr. Jagessar
(a)	Mr. Jagessar, as a director of each of Nomis Bay and BPY, may be deemed the beneficial owner of the (i) 4,665,000 Shares owned by Nomis Bay and (ii) 3,110,000 Shares owned by BPY.

Percentage: Approximately 3.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,775,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,775,000

(c)	Mr. Jagessar has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Nomis Bay and BPY during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
G.	Ms. Carlebach
(a)	Ms. Carlebach, as the director of EOM, may be deemed the beneficial owner of the (i) 4,665,000 Shares owned by Nomis Bay and (ii) 3,110,000 Shares owned by BPY.

Percentage: Approximately 3.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,775,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,775,000

(c)	Ms. Carlebach has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Nomis Bay and BPY during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
H.	Mr. Bistricer
(a)	Mr. Bistricer, as the Chief Executive Officer and Chief Investment Officer of Murchinson, may be deemed the beneficial owner of the (i) 4,665,000 Shares owned by Nomis Bay, (ii) 3,110,000 Shares owned by BPY and (iii) 7,775,000 Shares held through the Managed Positions.

Percentage: Approximately 6.6%

14

CUSIP No. 63008G203

(b)	1. Sole power to vote or direct vote: 7,775,000
2. Shared power to vote or direct vote: 7,775,000
3. Sole power to dispose or direct the disposition: 7,775,000
4. Shared power to dispose or direct the disposition: 7,775,000

(c)	Mr. Bistricer has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Nomis Bay and BPY and through the Managed Positions during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On October 27, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Murchinson has signed separate letter agreements (the “Indemnification Letter Agreements”) with each of the Murchinson Proposed Nominees pursuant to which it has agreed to indemnify such nominees against claims arising from the EGM Demand. A form of the Indemnification Letter Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Murchinson Proposed Resolutions.
99.2	Joint Filing Agreement by and among Nomis Bay Ltd, BPY Limited, EOM Management Ltd., Murchinson Ltd., James Keyes, Jason Jagessar, Chaja Carlebach and Marc J. Bistricer, dated October 27, 2023.
99.3	Form of Indemnification Letter Agreement.

15

CUSIP No. 63008G203

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2023

Nomis Bay Ltd

By:	/s/ James Keyes
	Name:	James Keyes
	Title:	Director

BPY Limited

By:	/s/ James Keyes
	Name:	James Keyes
	Title:	Director

EOM Management Ltd.

By:	/s/ Chaja Carlebach
	Name:	Chaja Carlebach
	Title:	Director

Murchinson Ltd.

By:	/s/ Marc J. Bistricer
	Name:	Marc J. Bistricer
	Title:	Chief Executive Officer

/s/ James Keyes
James Keyes

/s/ Jason Jagessar
Jason Jagessar

/s/ Chaja Carlebach
Chaja Carlebach

/s/ Marc J. Bistricer
Marc J. Bistricer

16

CUSIP No. 63008G203

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

NOMIS BAY LTD

Purchase of Common Stock	30,000	2.7320	10/19/2023
Purchase of Common Stock	30,000	2.6912	10/19/2023
Purchase of Common Stock	75,000	2.7270	10/25/2023
Purchase of Common Stock	30,000	2.7273	10/26/2023

BPY LIMITED

Purchase of Common Stock	20,000	2.7320	10/19/2023
Purchase of Common Stock	20,000	2.6912	10/19/2023
Purchase of Common Stock	50,000	2.7270	10/25/2023
Purchase of Common Stock	20,000	2.7273	10/26/2023

MURCHINSON LTD.

(Through the Managed Positions)

Purchase of Common Stock	33,000	2.7320	10/19/2023
Purchase of Common Stock	17,000	2.7320	10/19/2023
Purchase of Common Stock	33,000	2.6912	10/19/2023
Purchase of Common Stock	17,000	2.6912	10/19/2023
Purchase of Common Stock	82,500	2.7270	10/25/2023
Purchase of Common Stock	42,500	2.7270	10/25/2023
Purchase of Common Stock	33,000	2.7273	10/26/2023
Purchase of Common Stock	17,000	2.7273	10/26/2023